Pax World Funds Series Trust I and III
Pax Ellevate Global Womens Index Fund

Item 77M: Mergers

On May 28, 2014, a Special Meeting of Shareholders of Pax World
Global Womens Equality Fund (the Target Fund) was held to consider and vote upon an Agreement and Plan of Reorganization (the Agreement) by and among Pax World Funds Series Trust I, on behalf of its Pax World Global Womens Equality Fund series, Pax
World Funds Series Trust III on behalf of its Pax Ellevate Global Women's Index Fund series (the Acquiring Fund) and Pax World
Management LLC, pursuant to which the Target Fund will transfer that portion of its assets attributable to each class of its shares (in aggregate, all of its assets) to the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, whereby shareholders of the Target Fund would become shareholders of the Acquiring Fund receiving equal value to their investment in the Target Fund. On May 28, 2014, the Agreement was approved by shareholders of the Target Fund.

On June 4, 2014, the Reorganization was completed according to the terms set forth above and in the Agreement.